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                                                                       EXHIBIT 2


                [News Release Letterhead of AGL Resources Inc.]



Contacts
J. Michael Riley, Vice President
(404) 584-3954
Joe P. Heffron, Investor Relations Specialist
(404) 584-3976



               AGL RESOURCES INC. ADOPTS SHAREHOLDER RIGHTS PLAN


ATLANTA, GEORGIA, March 6, 1996 -- AGL Resources Inc. (NYSE - ATG), the new holding company of Atlanta Gas Light Company, today announced that it has adopted a Shareholder Rights Plan.

   "The plan is similar to ones adopted by many public companies and should provide a sound and reasonable approach to safeguarding the interests of all shareholders," said David R. Jones, president and chief executive officer. "The plan was not in response to any pending takeover, but was adopted to protect shareholders' interests in the event of an unfavorable attempt to acquire the company."

   Provisions of the plan establish nontaxable rights that will trade with and be represented by each share of common stock. A summary of the plan's provisions will be mailed to all company shareholders on March 22.

   AGL Resources Inc. is the holding company for Atlanta Gas Light Company, which provides natural gas distribution services to 1.35 million customers in Georgia and the Chattanooga, Tenn., area, and other subsidiaries engaged in energy-related businesses, including natural gas marketing and propane sales.

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